UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Southeastern Asset Management, Inc.
Transcript of
July 25, 2011 Presentation to Investors
Important Disclosure Information
Average annual total returns for the Longleaf Partners International Fund and its benchmark for the 1, 5 and 10 year periods ended June 30, 2011 are as follows: 29.7%, 2.7%, 5.2%; MSCI EAFE Index, 30.4%, 1.5%, 5.7%. Fund returns and those of the unmanaged index include reinvested dividends and distributions, but do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of shares. Prior to 2010, the Fund used currency hedging as an investment strategy. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 800-445-9469 or visit www.southeasternasset.com for more current performance information or www.southeasternasset.com/misc/prospectus.cfm for a current copy of the Fund’s Prospectus and Summary Prospectus, both of which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds.
Discussion of particular investments should not be viewed as a recommendation to buy or sell any security. The price-to-value ratio (“P/V”) is a calculation that compares the prices of the stocks in a portfolio to Southeastern’s appraisal of their intrinsic values. P/V represents a single data point about a Fund, and should not be construed as something more. We caution investors not to give this calculation undue weight.

RECORDING 01
Lee Harper: Or Singapore, as the case may be. So what I thought I’d do is just to kick it off, let each one of these guys just tell you briefly, you know, a little bit about their background and, you know, how long they’ve worked at Southeastern, where they came from before, and then we’ll jump into the questions, so go ahead.
Ken Siazon: Yeah, hi, hello? I think so, okay. Yeah, my name’s Ken Siazon and I joined Southeastern in 2006. I live in the, I live in Singapore and we have two research colleagues out in Singapore — myself and my ... You probably know, but all of us are not regionally focused. We are, you know, basically entrepreneurs who look wherever we want, and even though Lowry is based out of Memphis, he actually originated the name in New York recently. So I joined in 2006. I spent, I guess since 1989 in Asia looking at all kinds of opportunities ... for investment banks. Before 2006, I was at Lehman Brothers and, as you may all know, between, 1997 was the Asian financial crisis and so I spent most of my time in looking for kind of distressed investment opportunities, mostly on the debt side. I think the parallels between what I do at Southeastern and what I used to do ten years ago is very close. We’re looking for securities that trade at distressed prices, companies that we believe are fundamentally good, are worth a lot more than they’re currently trading for, so I had the opportunity in 2006 to join Southeastern and, in my view, I look at the same kind of things in the equity space instead of the fixed income space, but really in terms of the return characteristics we’re looking for, you know, kind of 60-some dollars with good people running those businesses.
Lowry Howell: Okay. My name is Lowry Howell. I joined Southeastern in 2006. I’m based in Memphis. Before joining Southeastern, the majority of my career was spent at a, at another value investors shop in Virginia where I was a generalist there, just like I am here. In deciding to come to Southeastern in 2006, it was I think one of the most appealing things to me about coming here and, and working in Memphis was the whole focus on managements and the opportunity to visit with so many management teams versus where I was before was not as management focused as far as that being a priority and the whole people side here has been a huge addition to the research process that has been extremely meaningful for me.
Jim Thompson: Okay. I’m Jim Thompson. In 1985 or so, I was at UVA graduate school and I decided I wanted to become one of the best investors I could be and so I started doing the research on, this is before the internet, and you had to use those books to look through magazine articles, and so I accumulated a stack of facts and Xerox pages about this thick of the best money managers and their records, and one of those money managers at the time was Mason Hawkins and there were several others, and so I tracked them for years and tried to learn exactly what they did, and they, fortunately for me, they make, they tell you enough publicly that you can kind of backwards engineer things, so I slowly backwards engineered how Mason and Staley thought. Sometime later in my career, I decided to write four letters. I wrote a letter to Mason Hawkins, I wrote one to Warren Buffett, I wrote one to Lou Simpson, and I wrote one to Bill Ruane at Ruane Cunniff, and asked them if I could come work for them. I think I offered to work for free, but anyhow, Mason’s secretary made a huge mistake and returned my call, and I was in Memphis as quickly as possible on my frequent flyer points, because I didn’t have any money at the time, and they didn’t have a spot for me, but when people tell you they’ll put it in the file cabinet, it actually happens sometimes. They did call me back about three or four years later and so in ‘96, I joined the firm. I spent five years in Memphis. Then Mason couldn’t fire me, so he figured out the best way to get rid of me was to send me off to work in London, so he asked me to open our research office, and instead of saying, ‘I quit,’ I actually did it, to his chagrin, and spent six years in London running the research effort there. I’ll make the story real short. In 2007, I decided I wanted to come back to the United States. I did. I moved to Menlo Park. I worked with one of the gentlemen in this room, Kevin Compton and some of his friends. They had a family office there. And then I was asked to run a company in Canada, so I did that for two years. And then Staley finally said, ‘Jim, how’s that working for you? Why don’t you come back?’ And so we talked for a little while and I rejoined the firm in, basically the first of December and quite happy to be back. Thank you.
RECORDING 02
Lee Harper: Lowry touched on a little bit, but just briefly, since you guys have been at other places for meaningful periods of time over your history and then at Southeastern for a fairly long time, give the one or two things that you think differentiate how Southeastern does its research, what we do differently that hopefully makes us better than the firms either you’ve worked with or that you’ve studied.
Lowry Howell: I’ll be glad to go since I was just starting on that question early. You know, one of the differentiating factors for me as kind of a learning curve and coming to Southeastern, having worked at the first place that I worked, it was so much about just find me a, find me a cheap company. Well here it’s so much about the business franchise and the enduring characteristics of the business and I can tell you it was baptism by fire my first couple years here as I, as I really went through that process of understanding truly what, what a great business is and that, that was, that’s something that is, is just phenomenal about this place. One thing that Mason is always telling us, he’s like, ‘guys, would you put your entire net worth in this one investment, and if you don’t believe in it that much, then it’s not worth putting it on the table here,’ and I mean that’s been a very important lesson to me that I try to bring into all of my work at Southeastern. And then the other part of that is what I just mentioned earlier as far as understanding your partner and knowing your partner. That’s been the added, other added layer of the research process here that’s been really important and a huge learning curve to me mid-career.
Jim Thompson: Okay I’ll go since Ken’s not. I think it’s our partnership model is part of it. We are the largest investors in the funds so when we talk about buying an investment, it’s, it’s not just a theoretical argument about, you know, tweaking the portfolio, ten basis points this way or that way. It’s, it’s my wife’s net worth, it’s my net worth, it’s my children’s net worth, and it’s, it’s a real conversation. It makes the, it makes the investment committee meetings very serious because, you know, it’s Mason’s net worth and everybody gets really serious about it, so that’s one thing. I’d say the other part is, we come at it, I think we define this more, a bit more complete about this over time, but we’re very focused on the valuation of a company. I think it’s much more of a private equity mindset than it is a typical Wall Street mindset. I don’t think, know of anybody that does a better job in, in searching for the truth of the valuation of a company is and understands the real, and I’m talking really gritty, detailed stuff we do, I think, so I think it’s detailed work, I think it’s a serious focus on our, it’s our net worth, in trying to invest for our clients.
Ken Siazon: I don’t really have anything else to add other than, you know, having been in a large organization, we don’t have any buckets to fill or boxes to take. We’re just looking for the opportunity that makes all of us money, including our clients, and that’s what we’re focused on and that, to me, makes the largest difference between working in this kind of environment and in other large institutions.
RECORDING 03
Lee Harper: So switching a little bit to more tangible, I guess, events or learning lessons, people still ask us, some people here sent ahead a question or two and, you know, 2008 hasn’t gotten forgotten yet, and so, so what, for each of you, what would you say your biggest lesson learned in 2008 was?
Jim Thompson: Okay, I’ll go. So we deal, the stocks we buy typically are in general, well liked and they’re misunderstood at times, and what I found is one thing is if they don’t like you before the market melts down, they don’t start magically loving you as it melts down, so you go from being not liked, a not liked stock to just being despised, and that can cause liquidity issues. I’d say secondly and more seriously, we’ve always been very good about looking at the debt structure of a company, but I think, I think there’s, you know, a level of detail that we were getting a lot better at as far as exact, you know, the terming of debt and, and triple Rs and things like that, that can happen to companies. And then the final thing I’d say is, being very careful to have normal, your normalized earnings are, you know, have an eye towards the possibility of a recession. Don’t use peak as normal. And that it’s important to look at operational leverage as well as financial leverage. Those can trip you up.
Lowry Howell: I would, I would kind of put my two learning lessons, one of them Jim’s already mentioned, but in two buckets. I mean, one, as we went through this whole time period and I went through the list of everything that I was, that I was covering at that time and consciously updating appraisals, the businesses that I was working on that had great franchises were ones that didn’t suffer major impairments of value during this downturn, where ones that didn’t have enduring franchises did suffer permanent impairment of value, so that’s the first one. And then second, you know, sometimes we feel impatient and, and say well, if this could only be cheap enough, and the one thing I learned through this downturn is with enough patience, you will be able to find almost any business that you want at a certain price at a given time. And then third, just the leverage and always being cognizant of it and understanding its negative effects and making sure it’s being used appropriately.

Ken Siazon: Yeah, this, this whole concept of leverage on the down side, both appraisal leverage and financial leverage, is something that I feel that we’ve, I’ve under-estimated, so it’s something to keep, keep in mind in terms of the down, downward scenarios. The other thing that, the other lesson that I’ve drawn from this is that, you know, fear has also driven the lack of investment decisions on my side and so as it, as it effects the regular retail investor, it also effects me as a, as an individual and so I wish that I could put that aside when looking at opportunities like that.
RECORDING 04
Lee Harper: Everyone knows that we are bottom up stock pickers. We do things business by business, company by company, but certainly macro things effect the companies we look at. As you guys think about where you are right now in the research process on things, are there any macro themes that really are overwhelming you, and how do you think about that in terms of, of the analytical work on individual businesses that you do?
Ken Siazon: So should I start? So, you know, we love this macro theme, and I don’t whether you call an earthquake in Japan a macro theme, but on March 11th, you know, that tsunami happened and on that Monday, we were taking advantage of that macro theme to buy what I view as a fantastic company that will, that is one run by owner-operator, that’s grown book value per share about 20 percent a year for the last 20 years, has been repurchasing shares. This is in Japan, by the way. And you know, we took advantage of the earthquake to, to buy a name, Nitori, which is kind of like an Ikea of Japan, which tends to benefit when the economy is going badly and tends to benefit when the exchange rate gets, the Japanese end gets stronger because most their stuff is in, is built in Asia and they sell in the end. So any time there’s any kind of macro event going on in the world so, you know, if it’s last week, you know, Europe, we are in Ireland looking at some, you know, some assets there, so while we do look at the macro context, we’re looking for opportunities to buy stuff in a macro environment where we believe the assets themselves are fantastic, so if it’s Japan during an earthquake or Spain in the last six months or buying a Spanish name that really has nothing to do with Spain, its main assets on Ferrovial are the airport authority, Heathrow Airport in London and the 407 ATR toll roads in Toronto, so we look for macro opportunities where we can pick up assets that are misunderstood or whatever you want to call them.
Lowry Howell: This is going to be a little bit of a longer answer from me and it also preempts some Cemex questions which I think some people might be interested in hearing about. For our work on Cemex, you know, implicitly long term, does assume that, that residential housing starts improve from this level. That being said, as Ken said, buying any of these types of assets that, that does assume normalization from a macro standpoint requires that we have a terrific asset underneath this. With Cemex, I inherited that from Staley. In October of this year, Staley fired himself on Cemex and said, ‘I want a fresh pair of eyes on it, this is yours, it’s now under your compensation structure, tell me what you think cause this is your baby now.’ And so as I went and did the work on

Cemex and went country by country on a sum-of-the-parts basis, what I came up with was these terrific assets look like a 50 percent market share in Mexico, some solid positions in Europe, a great niche in Egypt, a great niche in the Philippines, and went through. And as I went through all of these assets on a sum-of-the-parts basis, those all equal to the current stock price so you’re effectively getting the U.S. for free. So now let’s look at the macro issue and why is this stock cheap when the U.S. you’re basically getting for zero. Are 17 million tons of cement assets worth zero and billions of tons of aggregate reserves in the ground, they’re not. So how do we, how do we come at that from an appraisal basis to feel like we have the appropriate margin of safety without just pulling out of the air, oh I think housing starts are going to be X. So like the three ways that we would come at it in taking that macro issue but also with some other foundation is to build new cement assets these days, the latest asset built, Ste. Genevieve plant by Holsom(?), cost them 400 dollars a ton. Well our Cemex appraisals for the cement assets in the U.S. are just a little over 200 dollars a ton. Secondly, then we look at comp values of transactions in the market and most recently in this incredibly depressed market, Lafarge sold some U.S. assets that were actually losing money on a cash flow basis operating at less than half capacity for 250 dollars a ton of, of full capacity for those assets. So there’s two different ways that, that we can look at value. So third, the way that we’re appraising this at Southeastern, we’re appraising those U.S. assets, using discounted cash flow, yes, we are assuming a normalization of housing starts not back to over two million like what they were, but to above a million, and that gets us to our appraisal there, so I think that’s an example of how we do make macro assumptions in our work but with multiple levels of foundation underneath it to support it.
Jim Thompson: So I’ll try to give you the short ... I think, I agree with what they both said. I would say there’s sort of two risks in the world — there’s the ones that we widely know about that people talk about all the time, the ones that are in the Wall Street Journal, so like, whether that’s fiscal issues in the developed world or slow growth in the United States and Europe or demographic issues in Japan. We know those issues. We read the papers just like you do. We do a pretty good job of putting those, those into our valuation so we, like Carrefour’s case, we have modest growth assumptions for France. The real risk, I think, is the things we don’t know, and I don’t want to use the black swan term or something like that, but these are the events you really can’t foresee, which would be like a tsunami and earthquake in Japan, and I think that’s where our model, I think Mason was brilliant at, in the early days, of how we talked about our model, buying companies at 60 percent of their value with enduring franchises with great management teams. Frankly, if you look at that and you think about it for a long time, it’s practically a mathematical identity that if they do that, you make money, so it really comes down to executing, and if we execute properly on that, then it’s practically a mathematical identity that you’ll make a high rate of return, and that high rate of return also compensates you for really a lot of risk in the world you can’t foresee. So I think our model is quite well built for the unforeseen risk and for the foreseeable risks that we all know about, we adjust for that.

RECORDING 05
Lee Harper: Taking all that you’re looking at, whether it’s something in the portfolio in particular or whether it’s something that’s more broad that’s causing you to look at interesting ideas or just some other theme that you see in what we own, what is it that each of you is most excited about that, that we have today?
Lowry Howell: I’ll be glad to go ahead and, right now, you know, within, within the names in the portfolio, what I’m most excited about is, is BNY Mellon. You know, this is a company that has a 25 percent share of global custody assets. It’s just a great fee business with recurring revenues that has, you know, 95 plus percent retention ratio of its clients. They also have a great asset management business. They have 65 percent share of depository receipts. They also have twice the market share anybody else within the corporate trust business. As I look at that, the other thing near term as we purchased this business around this price over the last, over the last year, you know, its growth had slowed because of, of all the issues with the market having declined. We’ve seen organic growth rates accelerate from three to five to now seven percent this quarter. They’re attacking costs like crazy. And the other, the other issues of fear around the stock had been all these Basel III capital ratios that would be required. That’s been clarified. This company’s in a phenomenal capital position and, and we feel like we have some great, great operators here that are also very much on a similar page on capital allocation that can be aggressive on share repurchase and, and shrink the heck out of the share base while this is as cheap as it is. And right now, we’re buying this at, or we own this at less than ten times free cash flow on something that we believe is, is worth quite a bit more.
Jim Thompson: Okay. I’ll just, I’m getting ready to put my next bit of money in the International Fund so I’m just going to tell you what I’m going to do. ..., Ken, I’ve been traveling the last week, is it a 60 cent dollar?
Ken Siazon: Sixty cent.
Jim Thompson: Sixty cent dollar, phenomenal businesses ... Ken was probably going to talk about one of those names I’m guessing, so I’ll let you talk about your name within the portfolio, but it’s part of the reasons why the Fund is so attractive, and it’s not often that our Funds, I mean, they generally trade pretty close to each other, so it’s, it’s a bigger value gap than normal between the Funds, and given the recovery of the markets of late, it strikes me as being a very opportune time to invest.
Ken Siazon: I was pausing because I was trying to figure out whether I want to talk about Cheung Kong or HRT and, and it’s because our Funds are trading at 60 cents, basically the entire Funds that need .... But when I think about, you know, Cheung Kong, this was a guy who’s bought, you know, about a billion and a half dollars worth of shares in the last two years and he’s the largest insider buyer in the world, and when I look at his track record of value creation this year alone, he has sold Chinese real estate at four percent cap rate listed at Hong Kong and I valued it at eight percent cap rate. He’s sold a piece of his Chinese port business for about 17 and a half times ... I value it at 13 times .... He’s sold a bunch of assets consistently at way over my value. This is a company that is basically net cash at the holding company and so this is a company where the entire balance sheet, everything is for sale at the right price, and so at a price of, you know, 110, 112, 114, I think it’s about 114 today, you know, I would love to partner with a guy who’s made tremendous amounts of money for shareholders, you know, not in the last two years but in the last 30 years, and you know, I think this Cheung Kong is worth 165 per share, they think it’s worth 200 a share, and the big difference is if I actually mark to market where all the stuff is trading, it probably be worth 200 a share, but that is probably one of the more, I guess, companies that, that I am excited about in the portfolio.
RECORDING 06
Q: Could you talk a little bit about evaluating the quality highlighted that whenever your companies were over-leveraged or arguably over-leveraged going into the downturn. Do you guys circle back with some of the management teams and question their judgment about the degree of leverage they took on, CEMEX being a prime example?
Lowry Howell: I’ll take the Cemex one to start and, and Mason probably has an enormous amount of historical perspective in this also. I know he does. You know, Cemex, their original plan when they purchased Rinker, which is what got us into this over-leveraged situation was to sell a lot of those assets off quickly and de-leverage, so they, they, the initial, when they talked to us about this acquisition in the market was, was not to put us in the position that we are now, but obviously the economic world went south and we ended up in the situation that we are today with, with their debt load. Cemex, when you talk to them now, we have talked to them extensively about this, they will never put themselves in this situation again, but even furthermore, I think the more important thing to think about is as they’re working their way out of this, how are they going to affect our intrinsic value per share and the way they work their way out of it, so you know, if they just went out today and issued five billion dollars of stock to clear things up, that would be incredibly dilutive to our value. What they’ve done that gives us great confidence in their understanding of intrinsic value per share is, yes they did issue convertible debt twice now, but when they issued convertible debt, they made an arrangement, actually with the bank consortium that had lent them the money with Rinker to be able to buy what’s called like a capped call transaction. It makes our economic convert price of that convertible debt anywhere from 16 to almost 18 dollars a share, which is above our current appraisal, and so, so in effect, it’s a huge statement of their understanding of intrinsic value per share so we are not diluted as equity holders until that stock price is above 18.
Mason Hawkins: I’d like to correct one thing you alluded to in a way. We had no issues with our balance sheets in terms of permanent capital loss. We didn’t have any of the investment banks or the commercial banks, the mortgage lenders, the mortgage insurers, the AIGs, or Fannies and Freddie’s, or any of those companies. They were highly leveraged companies. We did have some companies with some operating leverage on, reasonable financial leverage, and we did get penalized, but by and large, most of our intrinsic values did not deteriorate significantly, some dipped during that period of time and yet, because what I said earlier about the strong getting stronger, their economic recoveries have been much, much more robust than, than we, we ever anticipated and more robust than some other companies. We look at 2008 as a market interruption but also an economic interruption that allowed the better businesses to take advantage of their peers. So it gets into long-term time horizon for which investment. You know, if you wanted to make money in a quarter, you were disappointed, but if you wanted to make money in a year, you were disappointed, but if you were there for five year period of time, I feel very strongly the foundation of holdings will benefit from the challenges.
Lee Harper: One thing, to take your question a little bit on a higher level, though, is we’re always having conversations with our management teams about their capital structure, so whether it’s in the, you know, how much leverage do you have and is that too much and what are risks, or to the flip side which is probably more the conversations we’ve had in the last couple years, is you know, are you geared, geared enough. I mean, you probably, cause the companies have been so conservative after ‘08, ‘09, and debt has been so cheap that there’s been some real opportunities to, to go out and borrow at very cheap rates long-term and buying their shares at 60, 70 cents on the dollar and do some great value per share build, so we’re always having conversations with the management teams about capital structure and what’s the right balance, given what the alternatives are out there.
RECORDING 07
Q: Could you talk about something you used to talk about (inaudible)
Mason Hawkins (not close to the microphone): The questions about Dell. Dell’s been one of our top one or two contributors over the last year. It’s gone from single digits to 17. Dell is to the small and medium sized businesses, I would say, as IBM is to the Fortune 500. Dell’s focus and management direction is to provide solutions, storage, services, software, and security, on top of a very, very significant install base of workers... That’s the way I look at it in my, in my view, and they have a terrific, terrific opportunity to provide all of this to many, many more in the international arena outside of the United States. Dell is a financial behemoth. They are producing roughly a billion and a half dollars a quarter. They had at last glimpse, a glance at the last balance sheet about, what, 13 billion dollars of cash, and they’ve been pretty aggressive with share repurchases here of late, and to our, to our way of looking at it, they’ll produce about two dollars and 30, 35 cents of free cash flow this year with the opportunity to grow that substantially in the next five as they become more of a solutions company as opposed to selling hardware, and we’ll still, you know, we’ll still store stuff in the cloud, we’ll still store stuff in the office, we’ll use up machines and have to replace them, but I think if you look at Dell out three years, a good three-quarters of their earnings will be from non hardware sources, and they’re higher margin, they’re less capital intensive, even though Dell, Dell’s got the best business model we’ve ever seen because basically people send us money, we make a promise and send them a product two, three weeks later, and so the negative working capital that Dell, Dell has had in the past by shipping direct and avoiding retailers and sharing the profit with, you know, the Wal-Mart’s etcetera, that part of the business is still a very, very fine business. It probably is going to not grow very much more than the economy in certain cases, but their solutions and their services and monopoly of products ... Michael Dell is a key there in terms of a management partner and he’s, to say re-engaged would be an understatement and we have great confidence that he will not only operate intelligently but will allocate capital very wisely too, so we are big Dell fans, you know, and it is, it is had a smoke screen of not participating in the phone market when everything’s going wireless but they’ve done best by selling service there and a couple things that make that wireless thing possible in many cases.
RECORDING 08
Q: Do you feel good about Lockheed Martin and its place in Partners?
Lowry Howell: Lockheed, I was actually the devil’s advocate on, on Lockheed, and so I actually took the other side of that case. The most interesting thing on that, though, at the end of all of this battling and that was, it was truly a battle. My, my devil’s advocate report was like 27 pages long with all the Defense Department data and everything else, but where, to summarize, where we ended up, and Ross is the analyst that covers it. Ross was at a 60 cent dollar. Everything that I was throwing at it negative, I ended up at a little over a 70 cent dollar, so that’s how tight we were, even with all my negatives. So Ross, in his appraisal with Lockheed, was unbelievably conservative on, in taking into account reduced defense budgets across the board and, and back, and backed up all his appraisals with, with comp transactions that were astronomically higher than where he had, than where he had those. Our argument was on the F35 and the potential for the F35 and really over units and how that might materialize given the cost escalation. But throwing all that out, underlying and looking at Lockheed, there was a huge mask with their pension, because they’re not responsible for this pension — the government covers that — but it’s running through as expense right now, so I mean, we essentially bought Lockheed at like seven or eight times, seven times free cash flow and, and you look at these Defense businesses and, I mean, if they’re, if in aggregate they’re worth 11 and then when you, if you say in aggregate they’re worth 11, it’s incredibly cheap, and then you throw in the potential of the F35 on top of that, we think we’ve got a home run. And on top of that, why everything is just so depressed, they are buying in shares just hand over fist, like nothing that we’ve ever seen, and so they are truly taking this opportunity to shrink the base and, and Bob Stevens is an operator every different way that we checked on him and from our meetings with him, just checked out incredible. So from an operator from capital allocator to potential F35, even at my negative case, and then to Ross’s conservative appraisals of the other business segments, that’s, that’s kind of where we came at that.
Q: And the government picks up their pensions?
Jim Thompson: Because of the original contracting nature, it’s part of the cost of the contract is the pension plan. It’s big.

Q: So you and I are paying the pension.
Jim Thompson: We were going to pay for it one way or the other.
RECORDING 09
Q: I’m curious to know about your position on dividends. Do you think they matter to you?
Mason Hawkins: We don’t like them.
Q: You don’t like them.
Mason Hawkins: No.
Q: All right, well that’s...
Mason Hawkins (not close to the microphone): Let me give it to you real quickly in the math. If you give you us a dividend today, give us a dollar, we keep 60 cents, in round figures. You keep less in California. If we can buy our shares in, if Lockheed could retire its shares at half the value, we get two dollars of benefit and pay no taxes, so would you rather have 60 cents or two dollars if you’re an owner of the business? Pretty simple, pretty straightforward. Now, Lockheed’s trading at value, a dividend is pretty attractive, but if it’s trading at value, we’re probably not going to be there, cause there’s no longer a margin of safety. It’s a terrifically accretive to the intrinsic value of the business to shrink shares when they’re very discounted and so, again, if we’re buying at 50 cents on the dollar with the cash on the balance sheet, you’re creating another dollar value for long-term shareholders, and then if you’re a long-term shareholder, there’s no tax liability until you sell, so you postpone that and ... ... you’ve paid a much lower tax rate on the capital gain, long-term capital gain, than you have on the dividend, currently that’s not true, stay tuned on that. So we, it’s not as though we don’t put those dividends in our pockets and certainly one of our, one of our companies that we own, but you know, when you’re having a very, very discounted from a conservative appraisal, intrinsic value, share repurchase is by far and away better.
RECORDING 10
Q: For the companies that the team gets more involved in at the management level, where do think that the Southeastern team drives value in those conversations with management?
Mason Hawkins (not close to the microphone): Well, that’s a great question and it’s one of the few benefits of size, and I guess there’s, there’s also a benefit of endurance, and as you know, we are staunch defenders of our capital and that of our clients and we, we focus, we focus on quite a few things, but the allocation of our capital within these corporate shells is very critical to ultimate outcome, and as you may know, there are five things a CEO can do with our capital. One is pay his debt down and put it directly into those, two he can reinvest in his earning asset base. Three, he can give it to us in a cash dividend. Four, he can do something that, or she can do something that scares the hell out of them, which is make an acquisition because the sellers always know more than the buyers know when that occurs, and you don’t learn about the skeletons until it’s yours. And then the fifth, the fifth choice is share repurchase, and clearly we’re not indifferent as to what the company does amongst those five choices, and one is clearly more value ... to us and so you’re looking at, and risking return in judging each of those capital allocation decisions, and so we, you know, as you can imagine, we’re not there unless we think it’s really under-valued, so that leads to a discussion about share repurchase ... ... and you know, when they’re, when they’re buying their shares in and bequeathing more intrinsic value per share by doing it, they’re giving us a bigger percentage of interest in the business long-term by doing it, and that’s why we stand so strongly on the side of share repurchase. We have a pretty good record of convincing people to act not only in like manner but to do it with significance. Now a lot of them kind of got scared come October, November, December 2008, but they had, they had to talk to us. Some continued on. Others deferred and waited and paid twice X later on, so share repurchase is not a good thing if you’re paying fair value for your business.
RECORDING 11
Q: Could you comment on NKSJ and corporate governance in Japan?
Mason Hawkins (not close to the microphone): Ken.
Ken Siazon: I think that the outlook for improving corporate governance can only be up, and so while everyone is frustrated on NKSJ including ourselves, you all notice that actually corporate governance has improved vastly in NKSJ and in Japan in general. One of the largest share repurchasers in the world, are actually Japanese corporations, which is strange to hear but that is the case. Within NKSJ in particular, you know, we remain frustrated by the fact that these guys could take out a lot more costs than they have been. If it were up to us, there would be one CEO, not two, and there would be one company and not two companies under a holding company. But I think whether it’s us or the earthquake that happened, I think you’ve seen, if you Google NKSJ, you will see comments about that they are seriously considering merging the two operations on an operational basis. They have, if you actually look at the investor presentation, for the first time, they actually talk about leaving no stone unturned, so there are things happening there, but in Japan and for us, it’s, it’s too slow for our tastes, and so while you could say that our efforts have not been as effective as they have been in other places, I think there is movement at these companies, but we also have to weigh them against the other opportunities that we see, i.e., if there are better opportunities that we see on our portfolio, we will gladly make that switch, even though it is painful to sell a 50 cent dollar to fund another 50 cent dollar, but you know, we do make those, those tradeoffs.

Jim Thompson: Staley and I were in a meeting the other day and we were asked the same question. We were talking about our history. Twenty-five years ago, we had the same problem the United States with a lot of companies. You’d ask them about share repurchases and they wouldn’t do it and it was, you know, if we do that, ... we have no growth avenues, and then when I moved to London in 2001, we had the same issue there. I mean, a lot of European companies didn’t want to buy shares ... ... so there has been an evolution towards that, I think first in the U.S. because of what we’ve seen in the corporate transaction market here at the agency issue, whether it’s a, you know, Carlisle or KKR or management, management by leverage or buyout or whatever of private equity, but that just hasn’t happened really in Japan. There’s not been a real, I mean there’s private equity and there’s no sort of, if you were looking for a Carl Icahn or a T. Boone Pickens to actually bridge these valuations, and I suspect if there was and I suspect there will be someday because the arbitrage is quite large in a lot of companies. That just hasn’t happened yet.
Ken Siazon: You know, so in our portfolio, for example, in Japan though, we own companies that have gone through massive change, and the one that I can point to most recently is, is Olympus. Olympus has been a traditionally, you know, kind of mainland, mainline Japanese corporation but all of a sudden, you know, this year, you see a British guy who’s like 50, early 50s, who’s now CEO of the company and what is he doing? He’s, you know, chopping away costs in a manner that’s unprecedented. There are, you know, Olympus is a fantastic company but does it need a golf course? No, it does not need a golf course. Does it need a tea, you know, Chinese Tea Company? No, it does not need a Chinese tea company. And so, we are seeing tremendous change in that company and that’s why we’re there, because you know, this is a company where our patience has paid off and it wasn’t, you know, it wasn’t because of costs alone and agitating for that change, but clearly the management is listening to the investors.